Exhibit 4

Execution Version

STOCKHOLDER MATTERS AGREEMENT

THIS STOCKHOLDER MATTERS AGREEMENT (this “Agreement”), dated as of July 30, 2021, is entered into by and between Medina Capital Fund II – SIS Holdco, L.P., a Delaware limited partnership (“Medina”), and BCEC-Cyxtera Technologies Holdings (Guernsey) L.P., a Guernsey limited partnership (“BCP”). Each of Medina and BCP is sometimes referred to herein as a “Party” and collectively, as the “Parties”.

RECITALS

WHEREAS, each of Medina and BCP is a (i) limited partner of SIS Holdings LP, a Delaware limited partnership (the “Partnership”), and (ii) member of SIS Holdings GP LLC, a Delaware limited liability company (“SIS GP”), the general partner of the Partnership;

WHEREAS, on February 21, 2021, Cyxtera Technologies, Inc., a Delaware corporation and wholly-owned subsidiary of the Partnership (“Cyxtera”), entered into that certain Agreement and Plan of Merger (the “Cyxtera Merger Agreement”) with Starboard Value Acquisition Corp., a Delaware corporation (“SVAC”), Mundo Merger Sub 1, Inc., a Delaware corporation and wholly- owned subsidiary of SVAC (“SVAC Merger Sub 1”), Mundo Merger Sub 2, LLC, a Delaware limited liability company and wholly-owned subsidiary of SVAC (“SVAC Merger Sub 2”), and Mundo Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of the Partnership (“NewCo”), pursuant to which, among other things, upon the consummation of the transactions contemplated thereby (the “Cyxtera Closing”), (a) the Cyxtera Stockholder will contribute all of the outstanding equity securities of Cyxtera to Newco, with Cyxtera becoming a wholly-owned subsidiary of Newco, and following such contribution, Cyxtera will be converted to a Delaware limited liability company, (b) immediately following such contribution and conversion, SVAC Merger Sub 1 will merge with and into NewCo (the “First Cyxtera Merger”), with NewCo being the surviving corporation of the First Cyxtera Merger (NewCo, as the surviving corporation of the First Cyxtera Merger, the “Surviving Corporation”) and (c) immediately following the consummation of the First Cyxtera Merger and as part of the same overall transaction, the Surviving Corporation will merge with and into SVAC Merger Sub 2 (the “Second Cyxtera Merger” and, together with the First Cyxtera Merger and the other transactions contemplated by the Cyxtera Merger Agreement, the “Business Combination”), with SVAC Merger Sub 2 being the surviving entity of the Second Cyxtera Merger and a wholly-owned subsidiary of SVAC;

WHEREAS, pursuant to the transactions contemplated by the Cyxtera Merger Agreement and subject to the terms and conditions set forth therein, upon the Cyxtera Closing, the Partnership will receive 106,100,000 shares of Class A common stock, par value $0.0001 per share, of SVAC (the “Cyxtera Merger Consideration”); and

WHEREAS, in connection with the Business Combination, the Parties desire to set forth their agreement with respect to certain matters as set forth in, and in accordance with the terms and conditions of, this Agreement.

NOW THEREFORE, in consideration of the mutual promises and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency are hereby acknowledged, the Parties, intending to be legally bound hereby, hereby agree as follows:

Section 1. Defined Terms. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the Cyxtera Stockholders Agreement (as defined below).

Section 2. Lock-Up of Merger Consideration. Each of BCP and Medina hereby acknowledges that the Cyxtera Merger Consideration will be subject to certain lock-up restrictions following the Cyxtera Closing, as and to the extent set forth in that certain Stockholders Agreement, to be entered into on the date of the Cyxtera Closing (“Cyxtera Closing Date”), by and among the Partnership, BCP, Medina and the other parties thereto (as amended, restated, supplemented or otherwise modified from time to time, the “Cyxtera Stockholders Agreement”) (the duration of such lock-up obligations, the “Cyxtera Holding Period”).

Section 3. Distribution of Merger Consideration.

(a) Cyxtera Merger Consideration. Medina shall have the right to request, by providing BCP a notice to that effect (the “Cyxtera Distribution Notice”), that the Partnership distribute the Cyxtera Merger Consideration then held by the Partnership, together with any additional shares of Common Stock acquired by the Partnership after the date hereof pursuant to its rights under that certain Assignment Agreement, dated July 28, 2021, by and among the Partnership, SVAC and the other parties thereto, to its partners in accordance with Section 7.1 of the Partnership Agreement (as defined below) following the later to occur of (i) the twelve (12) month anniversary of the Cyxtera Closing Date and (ii) the end of the Cyxtera Holding Period (the “Cyxtera Distribution” and, such date on which the Cyxtera Distribution is made, the “Cyxtera Distribution Date”). Upon receipt by BCP of the Cyxtera Distribution Notice, each Party will use its commercially reasonable efforts to cause the Partnership to (and to cause the SIS GP, in its capacity as general partner, to cause the Partnership to) effect, as promptly as practicable (subject to the preceding sentence in respect of timing), the Cyxtera Distribution.

(b) Transfer. The Parties (to the extent within their control) will cause the Partnership (and cause the SIS GP, in its capacity as general partner, to cause the Partnership) not to Transfer (as defined in the Partnership Agreement, as defined below) or otherwise dispose of any of the Cyxtera Merger Consideration other than: (i) with the prior written consent of Medina, (ii) as expressly contemplated by this Agreement or (iii) distributions pursuant to and in accordance with the provisions of the Partnership Agreement, including pursuant to Section 7.1 thereof. For the avoidance of doubt, subject to compliance with the Cyxtera Stockholders Agreement (and without limiting Section 3(a)), the Partnership Agreement and the GP Agreement (as defined below), BCP may take such actions to cause the Partnership to distribute any Cyxtera Merger Consideration in accordance with Section 7.1 of the Partnership Agreement at any time in its discretion.

(c) Other Rights. For the avoidance of doubt, subject to the express terms of this Agreement, nothing herein shall limit, modify or otherwise effect any of the rights and obligations of the Parties (i) under that certain Amended and Restated Limited Liability Company Agreement of SIS GP, dated as of May 1, 2017 (as the same may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “GP Agreement”), (ii) under that certain Amended and Restated Limited Partnership Agreement of the Partnership, dated as of May 1, 2017 (as the same may be amended, restated, amended and restated, supplemented or otherwise modified to date, the “Partnership Agreement”) (including, without limitation, Section 7.1 of the Partnership Agreement), or (iii) otherwise. The Parties agree to take such reasonable actions as is necessary to ensure that SVAC shall not be considered a “Subsidiary” for purposes of the Partnership Agreement and the GP Agreement effective upon the closing of the Business Combination, including without limitation for purposes of Sections 4.4, 4.7 and 4.9 of the Partnership Agreement and Sections 6.1, 6.4, 6.5, 6.7 and 10.2 of the GP Agreement).

Section 4. Board Designation Rights.

(a) SVAC Board of Directors.

(i) Subject to the terms and conditions set forth in the Cyxtera Stockholders Agreement, for so long as the Partnership (or BCP as successor to the rights of the Partnership under the Cyxtera Stockholders Agreement) has the right, pursuant to Section 2.1(a)(ii) of the Cyxtera Stockholders Agreement (and subject to Section 2.1(c) and the other provisions of the Cyxtera Stockholders Agreement), to designate three (3) Seller Designees to the board of directors of SVAC (the “SVAC Board”), BCP will use its commercially reasonable efforts (and if applicable to cause the Partnership to (and to cause the SIS GP, in its capacity as general partner, to cause the Partnership to)) designate (and, to the extent applicable, exercise its rights under the Cyxtera Stockholders Agreement and vote as a stockholder for the election of) at Medina’s election, either (x) Manuel D. Medina or (y) another individual designated by Medina and consented to by BCP (such consent not to be unreasonably conditioned, withheld or delayed) as one (1) of the Seller Designees.

(ii) Subject to the terms and conditions set forth in the Cyxtera Stockholders Agreement, for so long as (A) the Partnership (or BCP as successor to the rights of the Partnership under the Cyxtera Stockholders Agreement) has the right, pursuant to Sections 2.1(a)(ii)of the Cyxtera Stockholders Agreement (and subject to Section 2.1(c) and the other provisions of the Cyxtera Stockholders Agreement), to designate exactly two (2) Seller Designees to the SVAC Board, and (B) the Medina Stockholder Parties Beneficially Own, directly or indirectly, five percent (5%) or more of SVAC’s then-outstanding Common Stock, then BCP will use its commercially reasonable efforts (and if applicable to cause the Partnership to (and to cause the SIS GP, in its capacity as general partner, to cause the Partnership to)) designate (and, to the extent applicable, exercise its rights under the Cyxtera Stockholders Agreement and vote as a stockholder for the election of), at Medina’s election, either (x) Manuel D. Medina or (y) another individual designated by Medina and consented to by BCP (such consent not to be unreasonably conditioned, withheld or delayed) as one (1) of the Seller Designees.

(iii) Subject to the terms and conditions set forth in the Cyxtera Stockholders Agreement, for so long as (A) the Partnership (or BCP as successor to the rights of the Partnership under the Cyxtera Stockholders Agreement) has the right, pursuant to Sections 2.1(a)(ii) of the Cyxtera Stockholders Agreement (and subject to Section 2.1(c) and the other provisions of the Cyxtera Stockholders Agreement), to designate exactly one (1) Seller Designee to the SVAC Board, and (B) the Medina Stockholder Parties Beneficially Own, directly or indirectly, a greater percentage of SVAC’s then-outstanding Common Stock than those Beneficially Owned, directly or indirectly, by the BCP Stockholder Parties, then BCP will use its commercially reasonable efforts (and if applicable to cause the Partnership to (and to cause the SIS GP, in its capacity as general partner, to cause the Partnership to)) designate (and, to the extent applicable, exercise its rights under the Cyxtera Stockholders Agreement and vote as a stockholder for the election of), at Medina’s election, either (x) Manuel D. Medina or (y) another individual designated by Medina and consented to by BCP (such consent not to be unreasonably conditioned, withheld or delayed) as such only Seller Designee.

(iv) Subject to the terms and conditions set forth in the Cyxtera Stockholders Agreement, the other organizational documents of SVAC and applicable law, for so long as the Partnership (or BCP as successor to the rights of the Partnership under the Cyxtera Stockholders Agreement) has the right to designate one (1) or more non-voting observers to the SVAC Board (in addition to the Seller Designees), each of BCP and Medina will use its commercially reasonable efforts to (and if applicable to cause the Partnership to (and to cause the SIS GP, in its capacity as general partner, to cause the Partnership to)) permit an individual designated by the Beach Point Investors (as defined in the Partnership Agreement in effect as of the date hereof) to serve as a non-voting observer on the SVAC Board.

Section 5. Coordination.

(a) Coordination on Covered Sales. During the one (1) year period following the Cyxtera Distribution Date, the Parties will (and will cause their respective Affiliates (as defined in the Partnership Agreement, as in effect as of the date hereof) holding Cyxtera Merger Consideration to) use commercially reasonable efforts to coordinate the timing and process for transferring their shares of Common Stock in an orderly fashion in connection with any Covered Sales (including, but not limited to, providing the other Party at least two (2) Business Days’ notice of the intention to effect a Covered Sale).

(b) Limitations on Covered Sales. Each Party (together with its Affiliates) will have the right to sell in any Covered Sale up to such number of shares of Common Stock equal to such Party’s Pro Rata Portion without the requirement to obtain consent from the other Party (but subject to compliance with Section 5(a)).

(c) Rule 144 Compliance. The Parties will ensure compliance with Rule 144 promulgated under the Securities Act of 1933, as amended, in connection with any transfers for value conducted in accordance with such rule.

(d) Certain Definitions. For purposes of this Section 5:

(i) The term “Covered Sales” means, with respect to any Party (or its respective Affiliates holding Cyxtera Merger Consideration), any transfer of shares of Common Stock constituting Cyxtera Merger Consideration by such Party for value, whether or not pursuant to a registration statement under the Securities Act of 1933, as amended, other than a transfer in a firm- commitment or “best efforts” underwritten public offering of shares of Common Stock constituting Cyxtera Merger Consideration.

(ii) The term “Pro Rata Portion” means, as of any time of determination, with respect to any Party, the product of (A) the aggregate number of shares of Common Stock Beneficially Owned by such Party and its Affiliates and (B) a fraction, the numerator of which is the number of shares of Common Stock Beneficially Owned by such Party and its Affiliates immediately after giving effect to the Cyxtera Closing and the denominator of which is the number of shares of Common Stock Beneficially Owned by all Parties and their Affiliates immediately after giving effect to the Cyxtera Closing.

Section 6. Miscellaneous.

Letter Agreement. The Parties agree that the provisions of the Letter Agreement, dated as of February 9, 2021 (as amended on March 1, 2021), by and between the Parties (the “Letter Agreement”) shall remain in full force and effect solely in respect of the Partnership’s transaction with Newtown Lane Marketing, Incorporated, a Delaware corporation, and the shares of common stock thereof to be acquired by the Partnership in connection therewith (the “Newtown Effective Provisions”).

(b) Waivers and Amendments; Non-Contractual Remedies; Preservation of Remedies. This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by both Parties, or, in the case of a waiver, by the Party waiving compliance. No failure or delay on the part of any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any right, power or privilege, nor any single or partial exercise of any right, power or privilege, preclude any further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided are cumulative and, unless provided otherwise in this Agreement, are not exclusive of any rights or remedies that any Party may otherwise have at law or in equity.

(c) Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned, in whole or in part, by any Party without the prior written consent of the other Party. No assignment by any Party shall relieve such Party of any of its obligations hereunder. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 6(b) shall be null and void.

(d) No Third-Party Beneficiaries. Nothing in this Agreement is intended or shall be construed to give any Person, other than the parties hereto and their successors and permitted assigns in accordance with Section 6(b), any legal or equitable right, benefit, remedy or claim under or in respect of this Agreement or any provision contained herein.

(e) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

(f) Entire Agreement. This Agreement contains the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings (including, without limitation, the Letter Agreement, except to the extent expressly provided in Error! Reference source not found. in respect of the Newtown Effective Provisions), written or oral, with respect thereto. Except as expressly set forth herein, this Agreement shall not be construed as a waiver of, or be deemed to replace or otherwise modify any of, the respective rights or obligations of the Parties under the Partnership Agreement or the GP Agreement. To the extent of any conflict between the terms of the Partnership Agreement or the GP Agreement and this Agreement, the terms of this Agreement shall control solely as between the Parties.

(g) Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day) (provided a physical copy is also sent in accordance with any of the methods set forth in clauses (i), (ii) or (iii)), addressed as follows:

(a)	If to Medina, to:

Medina Capital Fund II – SIS Holdco, LP

2333 Ponce De Leon Blvd., Suite 900

Coral Gables, FL 33134

Attention: Rene A. Rodriguez

Email: rar@medinacapital.com

with a copy (which shall not constitute notice) to:

Greenberg Traurig, P.A.

333 S.E. 2nd Avenue

Miami, Florida 33131

Attention: Jaret Davis

Email: davisj@gtlaw.com

(b)	If to BCP, to:

BCEC-Cyxtera Technologies Holdings (Guernsey) L.P.

c/o BC Partners, Inc.

650 Madison Avenue, 23rd Floor

New York, New York 10022

Attention: Fahim Ahmed

Email: Fahim.Ahmed@bcpartners.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, New York 10020

Attention: John Giouroukakis and Eyal Orgad

Email: John.Giouroukakis@lw.com and Eyal.Orgad@lw.com

or to such other address or addresses as the Parties may from time to time designate in writing. Without limiting the foregoing, any Party may give any notice, request, instruction, demand, document or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, ordinary mail or electronic mail), but no such notice, request, instruction, demand, document or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended.

(h) Governing Law. This Agreement, and all disputes, controversies, claims or causes of action based upon, arising out of, or related to this Agreement, shall be governed by, and construed in accordance with, the internal substantive Laws of the State of Delaware applicable to contracts entered into and to be performed solely within such state, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

(i) Jurisdiction; WAIVER OF JURY TRIAL. Any judicial proceeding involving any dispute, controversy or claim based upon, arising out of or related to this Agreement shall be brought in the Delaware Court of Chancery, and if the Delaware Court of Chancery does not have or take jurisdiction, any other federal or state courts located in the State of Delaware, and each of the Parties irrevocably submits to the exclusive jurisdiction of each such court in any such judicial proceeding, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the dispute, controversy or claim shall be heard and determined only in any such court, and agrees not to bring any dispute, controversy or claim arising out of or relating to this Agreement in any other court. Nothing herein contained shall be deemed to affect the right of any Party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other Party in any other jurisdiction, in each case, to enforce judgments obtained in any judicial proceeding brought pursuant to this Section 5(h). EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY JUDICIAL PROCEEDING BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT.

(j) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision will be interpreted to be only so broad as is enforceable.

(k) Further Assurances. Each of the Parties agrees to execute any and all documents and instruments and take, or cause to be taken, any and all such other and future action, as may be reasonably necessary or expedient to further the purposes of this Agreement and the transactions contemplated hereby.

[Signature Page follows.]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed as of the date first set forth above.

MEDINA CAPITAL FUND II – SIS HOLDCO, LP

By:	MEDINA CAPITAL FUND II –SIS HOLDCO
GP, LLC, its General Partner

By:	MEDINA CAPITAL FUND II, LLC, its Managing
Member

By:	/s/ Manuel D. Medina
Name: Manuel D. Medina
Title: Authorized Signatory

BCEC-CYXTERA TECHNOLOGIES HOLDINGS (GUERNSEY) L.P.

By:	BCEC Management X Limited, its General Partner

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Stockholder Matters Agreement]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed as of the date first set forth above.

MEDINA CAPITAL FUND II – SIS HOLDCO, LP

By: MEDINA CAPITAL FUND II – SIS HOLDCO GP, LLC, its General Partner

By: MEDINA CAPITAL FUND II, LLC, its Managing Member

By:
Name:
Title:

BCEC-CYXTERA TECHNOLOGIES HOLDINGS (GUERNSEY) L.P.

By: BCEC Management X Limited, its General Partner

By:	/s/ Matthew Elston
Name: Matthew Elston
Title: Director

By:	/s/ Mark Rodliffe
Name: Mark Rodliffe
Title: Director

[Signature Page to Stockholder Matters Agreement]